Free Writing Prospectus
Filed Pursuant to Rule 433
Indicative Terms and	Registration No. 333-132936-14
Conditions Subject to	March 6, 2008
Change and Completion

1-Year Note linked to Microsoft Corporation

Due March 16, 2009

Issuer	Credit Suisse, Nassau Branch

Distributor	Credit Suisse Securities (USA) LLC

Reference Shares or Reference Stock	Microsoft Corporation (Bloomberg Ticker: MSFT <EQUITY>, ISIN US5949181045)

Trade Date	March [6], 2008

Settlement Date	March [13], 2008 [Trade Date + 5 business days]

Final Valuation Date	March [11], 2009 [Maturity Date – 3 business days]

Maturity Date	March [16], 2009 [Settlement Date + 1 year + 1 day (adjusted for Market Disruption Events)]

Aggregate Principal Amount	USD [ ]

Number of Units	[ ]

Principal Amount per Unit	Initial Share Price

Initial Share Price	USD [ ]

Coupon	[11]% per annum

Coupon Frequency	Monthly on the [16]th of each month, commencing on [April 16], 2008 and ending on Maturity Date

Record Date	15 calendar days prior to the coupon payment date

Final Share Price or Final Stock Price	The closing price of the Reference Shares on Final Valuation Date, subject to Market Disruption Events

Lower Put Strike Price	USD [ ] ([80.0%] of Initial Share Price)

Upper Put Strike Price	USD [ ] ([112.0%] of Initial Share Price)

Call Strike Price	USD [ ] ([ %] of Initial Share Price)

Downside Participation	[89.2857%]

Upside Participation	[65.00%]

Redemption Amount at Maturity	The Redemption Amount per Unit payable on Maturity Date is an amount in USD equal to:
1) If the Final Share Price is less than or equal to the Lower Put Strike Price, then Redemption Amount = Downside Participation x Lower Put Strike Price

2) If the Final Share Price is greater than the Lower Put Strike Price and less than the Upper Put Strike Price, then Redemption Amount = Downside Participation x Final Share Price

3) If the Final Price is greater than or equal to the Upper Put Strike Price and less than the Call Strike Price, then Redemption Amount = 100% of a Unit Principal Amount

4) If the Final Price is greater than or equal to the Call Strike Price, then Redemption Amount = Upside Participation x (Final Share Price – Call Strike Price) + 100% of a Unit Principal Amount

Base Dividend	USD 0.11 per quarter

Dividend Adjustment	Two way dividend adjustment based on difference between the actual dividend and the Base Dividend.

Calculation Agent	Credit Suisse International

Investment Considerations:	You may lose part of your principal amount. The securities are not principal protected and you may lose part of your principal amount invested.

No ownership rights in reference shares. An investment in the securities does not entitle you to any ownership interest or rights in the reference shares, such as voting rights, dividend payments or other distributions.

The securities are most suitable for purchase and holding until the maturity date. The securities are a new issue of securities with no established trading market. Credit Suisse Securities (USA) LLC has informed the Issuer that it intends to make a secondary market in the securities. However, Credit Suisse Securities (USA) LLC has no obligation to make a market in the securities and may discontinue any market-making activities at any time without notice, at its sole discretion.

Possible illiquidity of secondary market. Unless otherwise specified in the applicable final pricing supplement, the securities will not be listed on any securities exchange. We cannot assure you that a secondary market for the securities will develop. If you have to sell your securities prior to maturity, you may have to sell them at a substantial loss.

The market price of the securities may be influenced by many unpredictable factors. Many factors, most of which are beyond our control, will influence the market value of the securities and the price at which Credit Suisse may be willing to purchase or sell the securities in the secondary market.

Credit Suisse has filed a registration statement (including a prospectus) and a prospectus supplement with the Securities and Exchange Commission or SEC, for each securities offering to which this offering summary relates. Before you invest, you should read the prospectus supplement dated May 7, 2007 and the prospectus dated March 29, 2007 in that registration statement and the other documents relating to this offering that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

Market Disruption Events

A “market disruption event” means, with respect to the reference stock, the occurrence or existence, on any exchange business day for more than three and a half hours between 9:30 a.m. to 4:00 p.m. (New York City time), of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the exchange or related exchange or otherwise) on (i) the exchange; or (ii) a related exchange in options contracts on the reference stock; or (iii) a related exchange in futures contracts on the reference stock, in each case if, in the determination of the calculation agent, such suspension or limitation is material to trading or our ability to unwind a portion of the hedge with respect to the securities.

If the calculation agent determines that a market disruption event exists on the valuation date, then the valuation date will be postponed to the first succeeding exchange business day on which the calculation agent determines that no market disruption event exists. If the calculation agent determines that a market disruption event exists on each of the five exchange business days immediately following the valuation date, (a) the fifth exchange business day following the valuation date will be deemed to be the valuation date, notwithstanding the market disruption event, and (b) the calculation agent will determine the final stock price and the prevailing stock price for the valuation date on that fifth succeeding exchange business day as its good faith estimate of the prices that would have prevailed on such date but for the occurrence of the market disruption event.

In the event that a market disruption event exists on the valuation date, the maturity date of the securities will be postponed to the third business day following the day on which the final stock price is calculated. Consequently, the existence of a market disruption event could result in a postponement of the maturity date, but no interest will accrue and no other payment will be payable because of such postponement

Antidilution Adjustments

The price of the reference stock on the exchange business day used to calculate the final stock price shall be subject to adjustment as described below to the extent that any of the events requiring such adjustment occur during the period commencing on the issue date and ending on the maturity date.

(1) Dividends, extraordinary cash dividends and other distributions. In the event that a dividend or other distribution is declared (i) on any class of the reference stock issuer’s capital stock (or on the capital stock of any surviving entity or subsequent surviving entity of the reference stock issuer (a “reference stock issuer survivor”)) payable in shares of the reference stock (or the common stock of any reference stock issuer survivor) or (ii) on the reference stock payable in cash in an amount greater than 10% of the closing price of the reference stock on the date fixed for the determination of the shareholders of the reference stock issuer entitled to receive such cash dividend (an “extraordinary cash dividend”), then, in each such case, any closing price of the reference stock (or the common stock of any reference stock issuer survivor) used to calculate the final stock price on any exchange business day that follows the date immediately preceding the “ex-dividend” date of the reference stock issuer (or any reference stock issuer survivor) (“reference stock issuer ex-dividend date”) shall be increased by multiplying such closing price by a fraction of which the numerator shall be the number of shares of the reference stock (or the common stock of any reference stock issuer survivor) outstanding on the reference stock issuer ex-dividend date plus the number of shares constituting such distribution or, in the case of an extraordinary cash dividend, the number of shares of the reference stock that could be purchased with the amount of such extraordinary cash dividend at the closing price of the reference stock on the reference stock issuer ex-dividend date, and the denominator shall be the number of shares of the reference stock (or the common stock of any reference stock issuer survivor) outstanding on the reference stock issuer ex-dividend date.

(2) Subdivisions and combinations of the reference stock. In the event that the outstanding shares of the reference stock (or the common stock of any reference stock issuer survivor) are subdivided into a greater number of shares, the closing price of the reference stock (or the common stock of any reference stock issuer survivor) used to calculate the final stock price on any exchange business day that is or follows the date on which such subdivision becomes effective will be proportionately increased, and, conversely, in the event that the outstanding shares of the reference stock (or the common stock of any reference stock issuer survivor) are combined into a smaller number of shares, such closing price will be proportionately reduced; and, in the case of either a subdivision or a combination of the reference stock, the number of shares of the reference stock to be delivered as the redemption amount shall be adjusted accordingly.

(3) Reorganization events. Any of the following shall constitute a reorganization event: (i) the reference stock is reclassified or changed, including, without limitation, as a result of the issuance of any tracking stock by the reference stock issuer, (ii) the reference stock issuer has been subject to any merger, combination or consolidation and is not the surviving entity, (iii) the reference stock issuer completes a statutory exchange of securities with another corporation, (iv) the reference stock issuer is liquidated, (v) the reference stock issuer issues to all of its shareholders equity securities of an issuer other than the reference stock issuer (other than in a transaction described in clause ((1) or (2) above) (a “spinoff stock”) or (vi) the reference stock is the subject of a tender or exchange offer or going private transaction on all of the outstanding shares. If any reorganization event occurs, in each case as a result of which the holders of the reference stock receive any equity security listed on a national securities exchange or traded on The Nasdaq National Market (a “marketable security”), other securities or other property, assets or cash (collectively “exchange property”), for purposes of determining the final stock price following the effective date for such reorganization event (or, if applicable, in the case of spinoff stock, following the ex-dividend date for the distribution of such spinoff stock), including the determination of whether the final stock price is greater than the threshold price, the final stock price will be based on the following:

(a) if the reference stock continues to be outstanding, the closing price of the reference stock (if applicable, as reclassified upon the issuance of any tracking stock) on the valuation date (taking into account any adjustments for any distributions described under clause (c)(i) below);

(b) for each marketable security received in such reorganization event (each a “new stock”), including the issuance of any tracking stock or spinoff stock or the receipt of any stock received in exchange for the reference stock, the closing price of the shares of new stock received with respect to one share of the reference stock, as adjusted to the valuation date (taking into account any adjustments for distributions described under clause (c)(i) below); and

(c) for any cash and any other property or securities other than marketable securities received in such reorganization event (the “non-stock exchange property”), (i) if the combined value of the amount of non-stock exchange property received per share of the reference stock, as determined by the calculation agent in its sole discretion on the effective date of such reorganization event (the “non-stock exchange property value”), by holders of the reference stock is less than 25% of the closing price of the reference stock on the exchange business day immediately prior to the effective date of such reorganization event, the closing price of a number of shares of the reference stock, if applicable, and of any new stock received in connection with such reorganization event, if applicable, in proportion to the relative closing prices of the reference stock and any such new stock, and with an aggregate value equal to the non-stock exchange property value, based on such closing prices, in each case as determined by the calculation agent in its sole discretion on the effective date of such reorganization event, or (ii) if the non-stock exchange property value is equal to or exceeds 25% of the closing price of the reference stock on the exchange business day immediately prior to the effective date relating to such reorganization event or, if the reference stock is surrendered exclusively for non-stock exchange property (in each case, an “alternate stock event”), the closing price of a number of shares of the alternate stock (as defined below) with a value on the effective date of such reorganization event equal to the non-stock exchange property value. The “alternate stock” will be the common stock of the company with a price volatility on the measurement date (each as defined below) that is nearest (whether higher or lower) to the price volatility of the reference stock, as selected by the calculation agent from a group of five stocks then included in the S&P 500 Index (or, if publication of such index is discontinued, any successor or substitute index selected by the calculation agent in its sole discretion). The stocks from which the alternate stock is selected will be the five stocks with the largest market capitalization among the stocks then included in the S&P 500 Index (or such successor index) with the same primary “Industry” Standard Industrial Classification Code (“SIC Code”) as the reference stock issuer; provided, that if there are fewer than five stocks with the same primary “Industry” SIC Code as the reference stock issuer, the calculation agent will identify additional stocks then included in the S&P 500 Index (or such successor index), from the following categories, selecting stocks, as required, in each succeeding category in descending order of market capitalization, beginning with the stock in each category with the largest capitalization: first, stocks with the same primary “Industry Group” classification as the reference stock issuer; second, stocks with the same primary “Major Group” classification as the reference stock issuer; and third, stocks with the same primary “Division” classification as the reference stock issuer; and provided further, that none of the five stocks from which the alternate stock will be selected will be a stock that is subject to a trading restriction under the trading restriction policies of Credit Suisse or any of its affiliates that would materially limit the ability of Credit Suisse or any of its affiliates to hedge the securities with respect to such stock (a “hedging restriction”). “Industry,” “Industry Group,” “Major Group” and “Division” have the meanings assigned by the Office of Management and Budget, or any successor federal agency responsible for assigning SIC codes. If the SIC Code system of classification is altered or abandoned, the calculation agent may select an alternate classification system and implement similar procedures. “Price volatility” means the average historical price volatility for the period of 100 exchange business days ending on the exchange business day immediately prior to the first public announcement of the relevant reorganization event (the “measurement date”) as such average historical price volatility for such stock is displayed on Bloomberg screen Equity HVG (using the settings N = 100 and Market: T) (or any successor thereto); provided, that if the price volatility of the reference stock or any stock identified in this sub-paragraph is not then displayed on Bloomberg, then the calculation agent, in its sole discretion, will determine the applicable price volatility.

In the case of a consummated tender or exchange offer or going-private transaction involving consideration of particular types, exchange property shall be deemed to include the amount of cash or other property delivered by the offeror in the tender or exchange offer (in an amount determined on the basis of the rate of exchange in such tender or exchange offer or going-private transaction). In the event of a tender or exchange offer or a going-private transaction with respect to exchange property in which an offeree may elect to receive cash or other property, exchange property shall be deemed to include the kind and amount of cash and other property received by offerees who elect to receive cash.

In the event that we (with the prior written approval of the calculation agent) or the calculation agent determine that an adjustment should be made to the closing price of the reference stock on the exchange business day used to calculate the final stock price as a result of one or more events or circumstances not otherwise described above (even if such event or circumstance is specifically excluded from the operation of the provisions described above), we shall at our own expense and acting reasonably request the calculation agent to determine as soon as practicable what adjustment (if any) is fair and reasonable to take account thereof, including but not limited to, adjustments to the Lower Put Strike Price, Upper Put Strike Price and/or Call Strike Price.

The calculation agent shall be solely responsible for the determination and calculation of any antidilution adjustments and of any related determinations and calculations with respect to any distributions of stock, other securities or other property or assets in connection with any corporate event described in paragraphs 1, 2 and 3 above, and its determinations and calculations with respect thereto shall be conclusive for all purposes and binding on us and the beneficial owners of the securities, absent manifest error. In the event that there are any distributions of stock, other securities or other property or assets in connection with corporate events described in paragraphs 1, 2 and 3 above, adjustments to the final stock price may result, in the calculation agent’s sole discretion, in distributions in-kind to you at maturity of such stock, other securities or other property or assets (excluding fractional shares, which such interest shall be paid in cash) in lieu of shares of the reference stock.

No adjustment in the closing price of the reference stock shall be required unless such adjustment would require an increase or decrease of at least 1% of the closing price, but any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment.

Upon making any antidilution adjustment, the calculation agent will give notice as soon as practicable to us and The Bank of New York, as successor trustee to JPMorgan Chase Bank, N.A., the trustee, which will provide notice of such dilution adjustment to the registered holders of the securities in the manner set forth below.

The Reference Shares

Unless otherwise stated, all information contained herein on the reference shares and on the issuer of the reference shares is derived from publicly available sources and is provided for informational purposes only.

This pricing supplement relates only to the securities offered hereby and does not relate to the issuer of the reference shares, the reference shares or other securities of the issuer of the reference shares. All disclosures contained in this pricing supplement regarding the issuer of the reference shares and the reference shares are derived from publicly available documents and other publicly available information. Neither we nor Credit Suisse Securities (USA) LLC, the underwriter, have participated in the preparation of such documents or made any due diligence inquiry with respect to the issuer of the reference shares in connection with the offering of the securities. Neither we nor Credit Suisse Securities (USA) LLC make any representation that such publicly available documents or any other publicly available information regarding the issuer of the reference shares are accurate or complete, and are not responsible for public disclosure of information by the issuer of the reference shares, whether contained in filings with the Securities and Exchange Commission or otherwise. Furthermore, neither we nor Credit Suisse Securities (USA) LLC can give any assurance that all events occurring prior to the date of this pricing supplement, including events that would affect the accuracy or completeness of the public filings of the issuer of the reference shares or the market price of the reference shares (and therefore the final share price and the market value of the physical delivery amount), have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the issuer of the reference shares could affect the amount you will receive at maturity of the securities and, therefore, the trading prices of the securities. Any prospective purchaser of the securities should undertake an independent investigation of the issuer of the reference shares as in its judgment is appropriate to make an informed decision with respect to an investment in the securities.

We and/or our affiliates may presently or from time to time engage in business with the issuer of the reference share, including extending loans to, or making equity investments in, or providing advisory services to the issuer of the reference shares, including merger and acquisition advisory services. In the course of such business, we and/or our affiliates may acquire non-public information with respect to the issuer of the reference shares and, in addition, one or more of our affiliates may publish research reports with respect to the issuer of the reference shares.

The reference shares are registered under the Exchange Act of 1934. Companies with securities registered under the Exchange Act are required to file periodically certain financial information specified by the Securities and Exchange Commission. Information provided to or filed with the Securities and Exchange Commission can be inspected at the public reference room at 100 F Street, N.E., Washington, D.C. 20549 and is available at the Securities and Exchange Commission’s Web site, http://www.sec.gov.

Historical performance of the reference shares

The following table records the high, low, and end-of-quarter closing prices of the reference shares as reported by the Nasdaq, the relevant exchange, for each quarter since January 1, 2003. The historical closing prices of the reference shares are provided for informational purposes only. We obtained the closing values and other information below from Bloomberg Financial Markets, without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. You should not take the historical closing prices of the reference shares as an indication of future performance, which may be better or worse than the prices set forth below.

	Low	High	Closing Price on Last Day of Quarter
2003
First Quarter	22.79	28.49	24.21
Second Quarter	23.67	26.38	25.61
Third Quarter	25.54	29.96	27.79
Fourth Quarter	25.10	29.35	27.54
2004
First Quarter	24.15	28.80	24.97
Second Quarter	25.08	28.57	28.56
Third Quarter	26.88	29.00	27.65
Fourth Quarter	26.53	29.98	26.71
2005
First Quarter	23.92	26.84	24.17
Second Quarter	24.12	26.07	24.84
Third Quarter	24.65	27.76	25.73
Fourth Quarter	24.30	28.16	26.15
2006
First Quarter	26.28	28.15	27.21
Second Quarter	21.51	27.74	23.30
Third Quarter	22.26	27.44	27.33
Fourth Quarter	27.36	30.19	29.86
2007
First Quarter	26.72	31.21	27.87
Second Quarter	27.74	31.11	29.47
Third Quarter	27.81	31.51	29.46
Fourth Quarter	29.45	37.06	35.60
2008
First Quarter (through March 5, 2008)	26.99	35.37	28.12